Exhibit 99.3

PLEASE READ THE GENERAL TERMS AND INSTRUCTIONS ACCOMPANYING THIS LETTER OF

TRANSMITTAL BEFORE COMPLETING IT

LETTER OF TRANSMITTAL

for registered holders of common shares

of

NORBORD INC.

to be deposited pursuant to the Arrangement

with

WEST FRASER TIMBER CO. LTD.

USE THIS LETTER OF TRANSMITTAL IF YOU ARE DEPOSITING NORBORD SHARES

IN CONNECTION WITH THE ARRANGEMENT (AS DEFINED BELOW)

This Letter of Transmittal (this “Letter”) is for use only by registered holders of common shares (“Registered Norbord Shareholders”) in the capital of Norbord Inc. (“Norbord Shares”). If you hold your Norbord Shares through a broker, investment dealer, bank, trust company or other intermediary, you should contact such broker, investment dealer, bank, trust company or other intermediary for instructions and assistance in delivering the share certificate(s) representing those Norbord Shares and follow their instructions.

Norbord Shareholders who wish to avail themselves of the Holdco Alternative should not use this Letter to deposit Qualifying Holdco Shares under the Holdco Alternative. A Norbord Shareholder wishing to utilize the Holdco Alternative must notify West Fraser (as defined below) or the Depositary in writing of its intention to participate in the Holdco Alternative by no later than 5:00 p.m. (Toronto time) on the date that is 10 days prior to the date of the Norbord Meeting (expected to be January 9, 2021 based on a January 19, 2021 Norbord Meeting date) and duly complete the letter of transmittal to be provided by the Depositary. Please refer to the section “The Arrangement – Holdco Alternative” in the Norbord Circular (as defined below) for more information.

This Letter is for use by Registered Norbord Shareholders in connection with the proposed acquisition of Norbord Inc. (“Norbord”) by West Fraser Timber Co. Ltd. (“West Fraser”) by way of a plan of arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act pursuant to an arrangement agreement dated November 18, 2020, as it may be amended, restated and/or supplemented from time to time. This Letter is to be used only if certificates for Norbord Shares are to be forwarded with it or if Norbord Shares are held through the Direct Registration System (“DRS”) maintained by Norbord’s transfer agent. For uncertificated Norbord Shares held through the DRS, Registered Norbord Shareholders are only required to complete this Letter and have it delivered to the Depositary.

Capitalized terms used but not defined in this Letter have the meaning set out in the management proxy circular of Norbord dated December 15, 2020 (the “Norbord Circular”) accompanying this Letter.

Under the terms of the Arrangement, each Registered Norbord Shareholder (other than Norbord Shareholders who exercise Dissent Rights) will be entitled to receive, in respect of each Norbord Share held by such Norbord Shareholder, 0.675 of a common share in the capital of West Fraser (“West Fraser Shares”), subject to adjustment in accordance with the Arrangement Agreement.

Registered Norbord Shareholders will not receive certificates or DRS advice statement(s) (each, a “DRS Statement”) for West Fraser Shares until they submit the certificates, if certificated, for their Norbord Shares to the Depositary along with a duly completed Letter.

COMPLETION OF THE ARRANGEMENT IS SUBJECT TO THE SATISFACTION OF CERTAIN CONDITIONS. NO PAYMENT OF ANY CONSIDERATION WILL BE MADE PRIOR TO THE EFFECTIVE TIME.

All deposits made under this Letter are irrevocable.

You are urged to read the Norbord Circular which contains, among other things, a description of the West Fraser Shares. If Norbord Shares are registered in different names, a separate Letter must be submitted for each different registered owner.

In no event will any Norbord Shareholder be entitled to a fractional West Fraser Share. Where the aggregate number of West Fraser Shares to be issued to a Norbord Shareholder as Consideration under the Arrangement would result in a fraction of a West Fraser Share being issuable, the number of West Fraser Shares to be received by such Norbord Shareholder will be rounded down to the nearest whole West Fraser Share. In lieu of any such fractional West Fraser Share, each Norbord Shareholder otherwise entitled to a fractional interest in a West Fraser Share will be entitled to receive a cash payment (rounded down to the nearest cent) determined by reference to the volume-weighted average trading price of West Fraser Shares on the TSX for the five trading days immediately preceding the Effective Date.

The Depositary or your broker or other financial advisor can assist you in completing this Letter (see the back page of this Letter for certain addresses and telephone numbers). Holders of Norbord Shares whose Norbord Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact such intermediary for information and assistance on how their Norbord Shares will be exchanged.

DELIVERY OF THIS LETTER TO AN ADDRESS OTHER THAN AS SET FORTH ON THE BACK PAGE WILL NOT CONSTITUTE A VALID DELIVERY TO THE DEPOSITARY. YOU MUST SIGN THIS LETTER IN THE APPROPRIATE SPACE PROVIDED BELOW.

The Arrangement provides that any certificate formerly representing Norbord Shares (which, for greater certainty, includes Norbord Shares held through the DRS by Norbord’s transfer agent) not duly surrendered on or before the sixth anniversary of the Effective Date will cease to represent a claim by or interest of any former holder of Norbord Shares of any kind or nature against or in Norbord or West Fraser. On such date, all West Fraser Shares to which such former holder of Norbord Shares was entitled shall be deemed to have been surrendered and forfeited to Norbord or West Fraser, as applicable.

Please read carefully the instructions and general terms set forth below before completing this Letter.

TO:	AST TRUST COMPANY (CANADA) (the “Depositary”)

AND TO:	NORBORD INC.

AND TO:	WEST FRASER TIMBER CO. LTD.

PART I

SHARE OWNERSHIP DECLARATION

TO BE COMPLETED BY ALL REGISTERED NORBORD SHAREHOLDERS

Please enter the number of Norbord Shares represented by the share certificate(s) and/or DRS position(s) described below (and, for certificated shares, delivered with this Letter) (the “Transmitted Shares”) that are transmitted with this Letter:

PART II

TRANSMITTAL FORM

TO BE COMPLETED BY ALL REGISTERED NORBORD SHAREHOLDERS

The undersigned Registered Norbord Shareholder hereby delivers to the Depositary the Transmitted Shares, which Transmitted Shares represent the Norbord Shares to be exchanged for certificate(s) or DRS Statement(s) representing West Fraser Shares in accordance with the Arrangement, details of which are as follows:

Name(s) in which Transmitted Shares are Registered (Please fill in exactly as name(s) appear(s) on certificate(s) or DRS position(s))	Certificate Number(s) (if available)	Number of Transmitted Shares

Total

Notes:

(1) The Certificate Number(s) column does not need to be completed if the Transmitted Shares are held in book entry only position, through the DRS. The DRS is a system that allows shares to be held in book-entry form without having a physical share certificate issued as evidence of ownership. Instead, registered shares are held and registered electronically in the record systems of the transfer agent, which can be confirmed in the DRS.

(2) If the space provided above is insufficient, details may be listed on a separate signed schedule attached to this Letter.

(3) The total of the numbers filled in above must equal the total number of Transmitted Shares represented by the share certificate(s) enclosed with this Letter, if any, and/or any DRS position(s) held by such Registered Norbord Shareholder.

PART III

CURRENCY ELECTION

CHECK HERE IF YOU WOULD LIKE TO RECEIVE ANY CASH PAYMENT YOU ARE ENTITLED TO FOR ANY FRACTIONAL WEST FRASER SHARE(S) IN U.S. DOLLARS ($USD)

☐

By checking the Box above, you acknowledge that the exchange rate that will be used to convert payments from Canadian dollars into U.S. dollars will be the rate established by AST Trust Company (Canada), in its capacity as foreign exchange service provider to West Fraser, on the date the funds are converted, which rate will be based on the prevailing market rate on the date the funds are converted. The risk of any fluctuations in such rates, including risks relating to the particular date and time at which funds are converted, and any transaction costs that may be associated with the conversion will be solely borne by you, the Registered Norbord Shareholder. AST Trust Company (Canada) will act as principal in such currency conversion transactions conducted for West Fraser and may earn a commercially reasonable spread between the exchange rate it uses to convert payments and the rate used by any counterparty from which it may purchase U.S. currency as reasonable compensation for its services to West Fraser as foreign exchange service provider.

A Registered Norbord Shareholder who does not check the Box above will receive any cash payment it is entitled to receive for any fractional West Fraser Share(s) in Canadian dollars.

PART IV

TO BE COMPLETED BY ALL REGISTERED NORBORD SHAREHOLDERS

Note: Please review carefully the general terms in Part V and the instructions in Part VI before completing the following information.

Box A. Registration and Payment Instructions	Box B. Special Delivery Instructions

THIS BOX MUST BE COMPLETED. Issue the West Fraser Shares and cheque (if any) for payment for any fractional interests in West Fraser Shares as indicated below:

To be completed ONLY if the West Fraser Shares and cheque (if any) are to be sent to someone other than the Registered Norbord Shareholder or to an address other than the address of the Registered Norbord Shareholder as it appears in Box A.

(Name) (please print)	(Name) (please print)

(Title, if applicable)	(Street Address)

(Street Address)

(City) (Province or State) (Postal or Zip Code)

(City) (Province or State) (Postal or Zip Code)	(Country)

(Country)	(Telephone — Business Hours)

(Telephone — Business Hours)

Box C. Special Pick-Up Instructions

☐ Hold certificate(s) or DRS Statement(s) representing West Fraser Shares and cheque (if any) for pick-up at the office of the Depositary where this Letter is deposited.

Box D. Signature(s)

Date

Signature of Registered Norbord Shareholder(s) or authorized representative

Name of Registered Norbord Shareholder(s) (Please print)

U.S. Taxpayer Identification Number or
Social Security Number

Name of authorized representative (Please print)

Signature Guaranteed By:
(if required in Part VI under Instruction #4 below)

Date

Authorized Signature of Guarantor

Name of Guarantor (Please print)

Address (Please print)

(Telephone number of Guarantor — Business Hours)

Box E.

Indicate whether you are a U.S. Shareholder (as defined below)

or are acting on behalf of a U.S. Shareholder.

(to be completed by all Registered Norbord Shareholders - please check the appropriate Box)

☐	The owner signing below represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder;

OR

☐	The owner signing below represents that it is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder

A “U.S. Shareholder” is any Registered Norbord Shareholder that is either (i) providing an address in Box A or Box B that is located within the United States or any territory or possession thereof, or (ii) a “U.S. person” for United States federal income tax purposes as defined in Instruction #8 below. If you are a U.S. person or are acting on behalf of a U.S. person, then in order to avoid backup withholding of U.S. federal income tax you must provide a complete Form W-9 or otherwise provide certification that the U.S. person is exempt from backup withholding, as provided in the instructions (see Instruction #8). If you are not a U.S. person as defined in (ii) above, but you provide an address that is located within the United States, you must complete an appropriate Form W-8, as provided in the instructions (see Instruction #8).

YOU MUST COMPLETE THE FOLLOWING CERTIFICATE IF YOU WROTE

“APPLIED FOR” IN THE SPACE FOR THE “SOCIAL SECURITY OR TAXPAYER

IDENTIFICATION NUMBER” ABOVE OR ON FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me and either: (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate IRS Centre or Social Security Administration Office; or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number within 60 days, 24% of all reportable consideration to be delivered to me thereafter may be withheld until I provide a number.

(Signature of Registered Norbord Shareholder)	(Date)

PART V

GENERAL TERMS

By completing and signing PART IV above:

1.

The undersigned Registered Norbord Shareholder understands that, upon the later of (i) receipt by the Depositary of this Letter and, if certificated, any share certificate(s) representing the Transmitted Shares and all other required documentation, and (ii) completion of the Arrangement, the Depositary will, as soon as practicable, cancel the Transmitted Shares described above and send to the Registered Norbord Shareholder the certificate(s) or DRS Statement(s) representing the West Fraser Shares and the cheque (if any) which it is entitled to receive in respect of any fractional interests in West Fraser Shares, or hold the certificate(s) or DRS Statement(s) representing the West Fraser Shares and the cheque (if any) for pick-up, if requested in Box C above.

2.

The undersigned Registered Norbord Shareholder hereby represents and warrants in favour of Norbord and West Fraser, as of the date hereof and as of the Effective Time, that: (i) the Registered Norbord Shareholder is the owner of the Transmitted Shares; (ii) the Registered Norbord Shareholder has good title to the Transmitted Shares free and clear of all mortgages, liens, charges, encumbrances, restrictions, security interests and adverse claims; (iii) the Registered Norbord Shareholder has full power and authority to execute and deliver this Letter; (iv) the Transmitted Shares have not been sold, assigned or transferred, nor has any agreement been entered into to sell, assign or transfer any of the Transmitted Shares to any other person, other than pursuant to the Arrangement; (v) the surrender of the Transmitted Shares complies with applicable laws; (vi) the Registered Norbord Shareholder has received and reviewed the Norbord Circular; and (vii) all information inserted by the Registered Norbord Shareholder into this Letter is accurate. These representations and warranties will survive the completion of the Arrangement.

3.

The undersigned Registered Norbord Shareholder acknowledges that at the Effective Time, all its right, title and interest in the Transmitted Shares will be directly or indirectly assigned and transferred to West Fraser in exchange for the Consideration.

4.

The undersigned Registered Norbord Shareholder irrevocably appoints the Depositary as its agent to effect the exchange and delivery pursuant to the instructions hereto and the Arrangement. All authority conferred or agreed to be conferred in this Letter shall be binding upon the Registered Norbord Shareholder’s successors, assigns, heirs, executors, administrators and legal representatives and shall not be affected by, and shall survive, the Registered Norbord Shareholder’s death or incapacity.

5.

Unless otherwise indicated in Box B or C above, the undersigned Registered Norbord Shareholder requests that the Depositary register the West Fraser Shares and issue the cheque (if any) as set out in Box A above and mail the certificate(s) or DRS Statement(s) representing the West Fraser Shares and the cheque (if any) by first-class mail to the Registered Norbord Shareholder at the address specified in Box A above. If no address is specified in Box A or B above or if a request is not made to hold the certificate(s) or DRS Statement(s) representing the West Fraser Shares and cheque (if any) for pick up in Box C above, the Registered Norbord Shareholder acknowledges that the Depositary will forward the certificate(s) or DRS Statement(s) representing the West Fraser Shares and the cheque (if any) to the address of the Registered Norbord Shareholder as shown on the share register maintained by Norbord.

6.

In the event that the Arrangement is not completed for any reason, the Transmitted Shares that accompany this Letter will be returned to the undersigned Registered Norbord Shareholder by first-class mail to the address specified in Box A or B above. If no address is specified in Box A or B, or if a request is not made to hold the Transmitted Shares for pick up in Box C above, the Registered Norbord Shareholder acknowledges that the Depositary will forward the Transmitted Shares to the address of the Registered Norbord Shareholder as shown on the share register maintained by Norbord.

7.

The undersigned Registered Norbord Shareholder acknowledges and agrees that the method of delivery of the Transmitted Shares and all other required documents is at the election and risk of the Registered Norbord Shareholder.

8.

By reason of the use by the undersigned Registered Norbord Shareholder of an English language form of Letter, the Registered Norbord Shareholder shall be deemed to have required that any contract evidenced by this Letter, as well as all documents related thereto, be drawn exclusively in the English language. En utilisant la version anglaise de la présente lettre d’envoi, le soussigné est réputé avoir demandé que tout contrat attesté par l’arrangement, tel qu’il est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportent, soient rédigés exclusivement en anglais.

PART VI

INSTRUCTIONS

1.	Use of this Letter

This Letter is to be completed by a Registered Norbord Shareholder holding Norbord Shares. A properly completed and duly executed Letter in the appropriate form (or a manually signed facsimile thereof) should be received by the Depositary at the appropriate address set out on the back page of this Letter in order to facilitate prompt delivery of the West Fraser Shares upon completion of the Arrangement. The method used to deliver this Letter and the Transmitted Shares is at the option and risk of the Registered Norbord Shareholder and delivery will be deemed effective only when such documents are actually received by the Depositary. Norbord recommends that, if practicable, the necessary documentation be hand-delivered to the Depositary, at the address set out on the back page of this Letter, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is highly recommended.

Norbord Shareholders whose Norbord Shares are registered in the name of a broker, investment dealer, bank, trust company or other intermediary should contact that intermediary for instructions and assistance in depositing those Norbord Shares.

Norbord Shareholders who wish to avail themselves of the Holdco Alternative should not use this Letter to deposit Qualifying Holdco Shares under the Holdco Alternative. A Norbord Shareholder wishing to utilize the Holdco Alternative must notify West Fraser or the Depositary in writing of its intention to participate in the Holdco Alternative no later than 5:00 p.m. (Toronto time) on the date that is 10 days prior to the date of the Norbord Meeting (expected to be January 9, 2021 based on a January 19, 2021 Norbord Meeting date) and duly complete the letter of transmittal to be provided by the Depositary.

2.	Signatures

This Letter must be completed and signed by the holder of the Transmitted Shares or by such holder’s duly authorized representative (in accordance with Instruction #5).

(a)

If this Letter is signed by the registered holder(s) of the accompanying Transmitted Shares, such signature(s) on this Letter must correspond with the name(s) as registered or as written on the face of such Transmitted Shares without any change whatsoever, and the certificate(s) need not be endorsed. If such Transmitted Shares are owned of record by two or more joint owners, all such owners must sign this Letter.

(b)	If this Letter is signed by a person other than the registered holder(s) of the accompanying Transmitted Shares:

(i)	such Transmitted Shares must be endorsed or be accompanied by an appropriate share transfer power of attorney duly and properly completed by the registered holder(s); and

(ii)

the signature(s) on such endorsement or share transfer power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the Transmitted Shares and must be guaranteed as noted in Instruction #4 below.

3.	Defects or Irregularities

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of Transmitted Shares will be determined by West Fraser in its absolute discretion. Depositing Norbord Shareholders agree that such determination will be final and binding. West Fraser reserves the right, if it so elects, in its absolute discretion, to direct the Depositary to waive any defect or irregularity contained in this Letter or any other document received by the Depositary. Neither West Fraser nor the Depositary nor Norbord is under any duty to notify a depositing Norbord Shareholder of any such defect or irregularity or shall incur any liability for failure to give any such notification.

4.	Guarantee of Signatures

If this Letter is signed by a person other than the registered holder(s) of the Transmitted Shares, or if the payment is to be made in a name other than the registered holder(s), or if the Arrangement is not completed and the Transmitted Shares are to be returned to a person other than such registered holder(s), or sent to an address other than the address of the registered holder(s) as shown on the registers of Norbord, such signature must be guaranteed by an Eligible Institution, or in some other manner satisfactory to the Depositary (except that no guarantee is required if the signature is that of an Eligible Institution).

An “Eligible Institution” means a Canadian Schedule I chartered bank, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Industry Regulatory Organization of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

5.	Fiduciaries, Representatives and Authorizations

Where this Letter is executed by a person on behalf of an executor, administrator, trustee, guardian, corporation, partnership or association or is executed by any other person acting in a representative or fiduciary capacity, this Letter must be accompanied by satisfactory evidence of such person’s proof of appointment and authority to act. Either West Fraser or the Depositary, at their discretion, may require additional evidence of appointment or authority or additional documentation.

6.	Miscellaneous

(a)

If the space on this Letter is insufficient to list all certificates and/or DRS positions representing the Transmitted Shares, as applicable, additional certificate numbers and the number of Transmitted Shares represented thereby may be included on a separate signed list affixed to this Letter.

(b)	If Transmitted Shares are registered in different names, however different (e.g. “John Doe” and “J. Doe”), a separate Letter should be signed for each different registration.

(c)	No alternative, conditional or contingent deposits will be accepted.

(d)

The holder of the Transmitted Shares covered by this Letter hereby unconditionally and irrevocably attorns to the non-exclusive jurisdiction of the courts of the Province of Ontario and the courts of appeal therefrom.

(e)

Any questions should be directed to the Depositary at the contact information provided on the back page of this Letter. Additional copies of the Norbord Circular and this Letter may be obtained from the Depositary at the address set out on the back page of this Letter.

7.	Lost, Stolen or Destroyed Certificates

If a share certificate has been lost, stolen or destroyed, this Letter should be completed as fully as possible and forwarded, together with a letter describing the loss, theft or destruction, to the Depositary. The Depositary will respond with the replacement requirements (which may include a bonding requirement) that must be properly completed and returned prior to effecting the exchange of Norbord Shares for the Consideration. If a share certificate has been lost, stolen or destroyed, please ensure that you provide your telephone number to the Depositary so that the Depositary or the transfer agent for the Norbord Shares may contact you.

8.	U.S. Federal Income Tax – Form W-9 and Form W-8 Information for U.S. Shareholders

The following does not constitute a summary of the tax consequences of the Arrangement and U.S. Shareholders should consult with their own tax advisors regarding the tax consequences of the Arrangement.

Each U.S. Shareholder that is a U.S. person is required to provide the Depositary with a correct taxpayer identification number (“TIN”) on IRS Form W-9 (available from the IRS website at http://www.irs.gov), and to certify whether such holder is subject to backup withholding of federal income tax. Failure to provide the information in the Form W-9 may subject a U.S. person to penalties imposed by the IRS and 24% federal backup withholding on any consideration subject to tax due to such holder in connection with the Arrangement. Backup withholding is not an additional tax. Rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld and, if withholding results in an overpayment of taxes, a refund may be obtained by the holder from the IRS, provided that, in each case, the required information is timely furnished to the IRS. The Depositary cannot refund amounts withheld by reason of backup withholding. Failure to provide a correct TIN may result in additional fines. More serious penalties may be imposed for providing false information which, if willfully done, may result in imprisonment and/or civil fines and penalties. See IRS Form W-9 for additional information.

You are a “U.S. person” if you are (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation (including an entity taxable as a corporation) or partnership created or organized in the United States or any state thereof or the District of Columbia; (c) an estate the income of which is subject to United States federal income tax regardless of its source; or (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) it has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a U.S. person has not been issued a TIN, such U.S. person should consult the instructions to IRS Form W-9. If the Shares are held in more than one name or are not in the name of the actual owner, U.S. persons should consult the instructions on IRS Form W-9 for information regarding which TIN to report.

Certain U.S. persons are not subject to backup withholding and reporting requirements. To prevent possible erroneous backup withholding, an exempt U.S. Shareholder who is a U.S. person should timely and properly complete and provide the IRS Form W-9.

If the Form W-9 is not applicable to a U.S Shareholder because such holder is not a U.S. person, but such holder provides an address that is located within the United States, such holder will instead need to submit an appropriate and properly completed IRS Form W-8, signed under penalty of perjury, to avoid U.S. federal backup withholding. An appropriate IRS Form W-8 (W-8BEN, W-8BEN-E, W-8ECI or other form) may be obtained at http://www.irs.gov.

A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE AND PROVIDE THE FORM W-9 OR THE APPROPRIATE FORM W-8 MAY BE SUBJECT TO PENALTIES IMPOSED BY THE IRS AND BACKUP WITHHOLDING OF 24% OF THE GROSS PROCEEDS OF ANY PAYMENTS OR TRANSFERS MADE TO SUCH HOLDER PURSUANT TO THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD AND, IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED, IN EACH CASE, BY TIMELY FILING THE REQUIRED INFORMATION WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.

EACH U.S. SHAREHOLDER IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH A FORM W-9 OR THE APPROPRIATE FORM W-8 OR IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING.

The Depositary is:

AST TRUST COMPANY (CANADA)

By Mail (Except Registered Mail)
P. O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4
Attention: Corporate Actions

By Hand, Courier or Registered Mail
1 Toronto Street
Suite 1200
Toronto, Ontario
M5C 2V6
Attention: Corporate Actions

Telephone: (416) 682-3860
Toll Free: 1-800-387-0825

Any questions or requests for assistance may be directed by Registered Norbord Shareholders to the Depositary at the telephone number and locations set out above. You may also contact your broker, investment dealer, commercial bank, trust company manager, bank manager, lawyer or other professional advisor for assistance concerning the completion of this Letter.